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                            February 16, 2022

       Kate Beebe DeVarney, Ph.D.
       President
       TITAN PHARMACEUTICALS INC
       400 Oyster Point Blvd.
       Suite 505
       South San Francisco, CA 94080

                                                        Re: TITAN
PHARMACEUTICALS INC
                                                            Registration
Statement on Form S-1
                                                            Filed February 10,
2022
                                                            File No. 333-262614

       Dear Dr. DeVarney:

              We have limited our review of your registration statement to those issues we have addressed in our comment. In our comment, we may ask you to provide us with information so we may better understand your disclosure.

              Please respond to this letter by amending your registration statement and providing the requested information. If you do not believe our comment applies to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

              After reviewing any amendment to your registration statement and the information you provide in response to the comment, we may have additional comments.

       Registration Statement on Form S-1 filed on February 10, 2022

       General

   1. We note you have elected to incorporate certain information by reference. We note also that you have not filed
an annual report on Form 10-K for the most recently completed fiscal year. Please
provide all of the disclosures required by Form S-1. Alternatively, incorporate by
reference the Form 10-K for the most recently completed fiscal year. Refer to Instruction VII to
Form S-1.
               We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.
 Kate Beebe DeVarney, Ph.D.
TITAN PHARMACEUTICALS INC
February 16, 2022
Page 2

       Refer to Rules 460 and 461 regarding requests for acceleration. Please allow adequate time for us to review any amendment prior to the requested effective date of the registration statement.

      Please contact Christine Westbrook at 202-551-5019 or Celeste Murphy at 202-551-
3257 with any questions.



                                                           Sincerely,
FirstName LastNameKate Beebe DeVarney, Ph.D.
                                                           Division of
Corporation Finance
Comapany NameTITAN PHARMACEUTICALS INC
                                                           Office of Life
Sciences
February 16, 2022 Page 2
cc:       Fran Stoller, Esq.
FirstName LastName